                                                                 Chrysler Center
[Letterhead MINTZ LEVIN]                                        666 Third Avenue
                                                              New York, NY 10017
                                                                    212-935-3000
Todd E. Mason / 212 692 6731 / tmason@mintz.com                 212-983-3115 fax
                                                                   www.mintz.com





                                          March 15, 2006



VIA EDGAR AND FEDEX
-------------------

Babette Cooper, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re:        ProLink Holdings Corp.
                Item 4.01 Form 8-K
                Filed March 1, 2006
                File No. 0-25007

Dear Ms Cooper:

     On behalf of ProLink Holdings Corp. (the "Company"), we respond as follows to the Staff's legal comments dated March 6, 2006 relating to the above-captioned Form 8 K. Enclosed is a copy of the amended 8-K filing that was filed on March 15, 2006 which has been marked with the changes from the original filing. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided our response to each comment immediately thereafter.

Form 8-K filed March 1, 2006
----------------------------

1.  Item 304(a)(1,)(ii) of Regulation S-B requires you to disclose whether the former accountant's report on. the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Your disclosure states none of the reports "since the last fiscal quarter ended September 30, 2005" contained an adverse opinion or a disclaimer of opinion, etc.... Revise to discuss the accountant's reports for the past two years. Also, we note the auditor report dated March 12, 2004 for the financial statements as of December 31, 2003 contained a paragraph regarding the company's ability to continue as a going concern. Please revise your filing accordingly.
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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Babette Cooper, Staff Accountant
Securities and Exchange Commission
March 15, 2006
Page 2


     We have revised the text in accordance with the Staff's request.

2. We note your new accountants "Hein & Company". Please tell us if this is the same firm as Hein & Associates LLP. If they are the same firm, please revise to clarify this in the filing.

     Hein & Company is the same firm as Hein & Associates LLP and we have revised the text accordingly.

3. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

     As we have amended the 8-K filing in accordance with the Staff's request, we have obtained and filed as Exhibit 16.1 a new letter from the former accountants. Please see Exhibit 16.1.


                                Closing Comments
                               ------------------

     At the request of the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact me directly should you require any further information with respect to this filing.




                                               Sincerely,

                                              /s/ Todd E. Mason
                                             --------------------
                                                  Todd E. Mason


cc: Dave Gomez, Esq.
    VP, General Counsel
    ProLink Holdings Corp.